SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 22, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST THREE QUARTERS OF 2015

The unaudited financial data of the Group for the first three quarters of 2015 reflected:

•	Operating revenue reached RMB512.7 billion, up by 6.5% over the same period last year

•	EBITDA was RMB192.3 billion, up by 9.1% over the same period last year

•	Profit attributable to equity shareholders was RMB85.4 billion, up by 3.4% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2015.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2015 to 30 September 2015	For the period from 1 January 2014 to 30 September 2014	Change
Operating Revenue (RMB)	512.739 billion	481.235 billion	6.5%
EBITDA (RMB)	192.345 billion	176.338 billion	9.1%
EBITDA Margin	37.5%	36.6%
Profit Attributable to Equity Shareholders (RMB)	85.422 billion	82.602 billion	3.4%
Margin of Profit Attributable to Equity Shareholders	16.7%	17.2%

Operating Data

	As at 30 September 2015/ For the period from 1 January 2015 to 30 September 2015	As at 30 June 2015/ For the period from 1 January 2015 to 30 June 2015
Total Customers	822.91 million	817.20 million
Net Additional Customers *	16.27 million	10.56 million
4G Customers	247.62 million	189.66 million
3G Customers	195.28 million	214.82 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	61	62
Total Voice Usage (minutes) *	3,173.8 billion	2,111.0 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	434	436
Mobile Data Traffic (MB) *	1,817.6 billion	1,084.0 billion
SMS Usage (messages) *	426.0 billion	288.7 billion

*	for the relevant reporting period

In the first three quarters of 2015, the Group continued to deepen its strategic transformation, endeavored to build a quality 4G (TD-LTE) network, vigorously promoted the sales of 4G terminals, comprehensively accelerated the migration of customers to 4G network, and persistently bolstered its leading advantages in 4G business. As of 30 September 2015, the Group’s customers reached 823 million, of which 4G customers reached 248 million. Net additional 4G customers for the first three quarters exceeded 157 million. Driven by the rapid growth of 4G customers and the sound development of 4G services, the Group’s data traffic operation continued to experience rapid development, mobile data traffic increased by 151% compared to the same period last year, the Group’s revenue structure was further optimized. Voice services and SMS and MMS services further declined, with total voice usage and SMS usage down by 1.2% and 6.4%, respectively, over the same period last year. Benefiting from the rapid development of 4G services and the continuous growth in the scale of 4G terminal sales, operating revenue reached RMB512.7 billion, representing an increase of 6.5% over the same period last year. ARPU was RMB61, which recorded a decrease over the same period last year. The Group launched an unused data traffic carry-over service to mobile monthly plan and was effective from 1 October and it is expected to bring certain adverse impact on operating revenue and net profit which will be shown in the fourth quarter.

Under the background of accelerating 4G development and strategic transformation, the Group’s demand for resources from quality 4G network construction and business development and mobile Internet development deployment was relatively high, therefore capital expenditure and cost input continued to remain at a high level. The Group further reinforced cost reduction and efficiency enhancement, deepened the transformation of its marketing and sales model, continued to reasonably compress selling expenses and strictly control administrative expenses, to promote low-cost and highly efficient operations. The Group’s EBITDA for the first three quarters of 2015 was RMB192.3 billion, representing an increase of 9.1% over the same period last year. Profit attributable to equity shareholders was RMB85.4 billion, representing an increase of 3.4% over the same period last year. Margin of profit attributable to equity shareholders was 16.7%, and profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavor to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favorable profitability and thereby, continuously create value for investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Shang Bing Chairman

Hong Kong, 20 October 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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